[China Telecom Letter Head]

July 26, 2012

Mr. Larry Spirgel,

Assistant Director,

Mail Stop 3720,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	China Telecom Corporation Limited Annual Report on Form 20-F
for the Fiscal Year ended December 31, 2011 (File No. 001-31517)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated July 12, 2012, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2011 (the “Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F.

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Form 20-F for the Year Ended December 31, 2011

Item 15. Controls and Procedures, page 82

1.	We refer to your Form 6-K, filed June 1, 2012, in which you provide disclosures about the audit performed by the National Audit Office on the financial revenues and expenditures of China Telecommunications Corporation (the “China Telecom Group”), being the controlling shareholder of China Telecom Corporation Limited (the “Company”), and some of its subsidiaries and branches (including the Company) for the year 2010.

You state that the audit report identified “some weaknesses in certain aspects of operational management as well as non-compliance issues in certain perspectives of business operation of certain subsidiaries and branches of China Telecom Group.” With respect to the audit performed by the National Audit Office, please provide us with the following information to help us better understand this audit:

•

Tell us about the nature and scope of this audit, the types of weaknesses identified, and how you concluded that “the problems found in the audit have no significant impact on the overall operating results and financial statements of the company.”

We respectfully advise the Staff that this audit was on China Telecom Group, our controlling shareholder, which was conducted by the National Audit Office of the People’s Republic of China (“PRC”) in accordance with the Audit Laws of the PRC. The scope of the audit mainly focused on the revenues and expenditures of China Telecom Group and five of its subsidiaries and branches (including the Company).

The weaknesses or issues identified by the National Audit Office of the PRC that relate to the Company and our subsidiaries (the “Group”) were of the following three types: (1) weaknesses related to operational controls; (2) non-compliance issues with government rules and regulations; and (3) weaknesses related to internal control over financial reporting.

The weaknesses or issues identified were not pervasive. The National Audit Office of the PRC only identified each individual weakness or issue in one or two entities of the Group. The weaknesses related to operational controls had no impact to our consolidated financial statements. Non-compliance issues with government rules and regulations did not result in any significant fine, penalty or contingent liabilities to the Group. The potential impact of the weaknesses related to internal control over financial reporting, either individually or in aggregate, was not material to our consolidated financial statements as the effect of these weaknesses accounted for less than 0.01% of our total assets and 0.2% of the profit attributable to equity holders of the Company, respectively. These weaknesses were all remediated by the end of 2011 and the respective financial impact was reflected in the consolidated financial statements for the year ended December 31, 2011.

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In view of the nature of the weaknesses and their financial impact, we concluded that “the problems found in the audit have no significant impact on the overall operating results and financial statements of the Company.”

•

Tell us if the results of this audit would have impacted the conclusions made about the effectiveness of your disclosures controls and procedures and internal controls over financial reporting at December 31, 2011.

We respectfully advise the Staff that the results of the audit conducted by the National Audit Office of the PRC would not have impacted our conclusions made about the effectiveness of our disclosures controls and procedures and internal controls over financial reporting at December 31, 2011 for the following reasons:

•

The weaknesses related to operational controls and non-compliance issues with government rules and regulations had no impact on our disclosure controls and procedures and internal controls over financial reporting since they were all operational in nature or related to insignificant non-compliance matters; and

•

The potential financial impact relating to weaknesses related to internal control over financial reporting was, individually or in aggregate, not material to our consolidated financial statements. In addition, all of these weaknesses were remediated by the end of 2011.

•

Tell us if the results of the audit and your analysis of those results have been shared with the company’s auditor. If so, if they have considered such information under AU Section 561, “Subsequent Discovery of Facts Existing at the Date of the Auditor’s Report.”

We respectfully advise the Staff that we have communicated the results of the audit and our analysis of those results with our auditor. Our auditor advised us that they had considered such information under AU Section 561, “Subsequent Discovery of Facts Existing at the Date of the Auditor’s Report” and have followed the procedures prescribed under AU Section 561.

Notes to Financial Statements

Note 2. Significant Accounting Policies, page F-14

2.

It appears that you may enter into arrangements that include multiple elements or deliverables. Please disclose your revenue recognition policy for the sale of bundled products and services, such as mobile handsets and provision of service. Your disclosure should address how you allocate consideration to the separately identified

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components of your bundled offering and when revenue is recognized for each component.

In response to the Staff’s comment, we will include the following disclosure in future filings:

“The Group offers promotional packages, which include the bundle sales of terminal equipment, such as mobile handsets and telecommunications services, to customers. The total contract consideration of such promotional packages is allocated to revenue generated from the provision of telecommunications services and sales of terminal equipment using the residual value method. Under such method, the Group determines the consideration to be allocated for the sales of terminal equipment by deducting the fair value of the service element from the total contract consideration. The Group recognizes revenues related to sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services.”

3.	We note that your value-added services primarily consist of: 1) function-based services; 2) content-based services and applications; and 3) industry-specific applications. Please tell us how you consider the specific risks and responsibilities assumed by each party in such arrangements to determine whether gross or net revenue recognition is appropriate for these services. In your response discuss how you applied the guidance in IAS 18.

We respectfully advise the Staff that our value-added services, as disclosed in item 4. “Information on the Company – B. Business Overview” of the Form 20-F, were categorized according to their business nature and consisted primarily of (1) function-based services; (2) content-based services and applications; and (3) industry-specific applications. The three types of value-added services are accounted for in accordance with IAS 18 since all these services involve in the provision of services and applications to our customers.

In determining whether gross or net revenue recognition is appropriate under these arrangements, which are individually analysed, we consider the guidance in IAS 18 to determine whether we are acting as principal or agent. The following factors indicate that we are acting as a principal in the arrangements with third parties:

i)	We are responsible for providing the applications or services desired by our customers, and take responsibility for fulfilment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by our customers;

ii)	We take title of the inventory of the applications before they are ordered by our customers;

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iii)	We have risks and rewards of ownership, such as risks of loss for collection from our customers after applications or services are provided to our customers;

iv)	We establish selling prices with our customers;

v)	We can modify the applications or perform part of the services;

vi)	We have discretion in selecting suppliers used to fulfil an order; and

vii)	We determine the nature, type, characteristics, or specifications of the applications or services.

If majority of the above indicators of risk and responsibilities (in particular indicators i, iii, iv and vi) exist in the arrangements with third parties, we are acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services and applications are recognized on gross basis.

If majority of the above indicators of risk and responsibilities do not exist in the arrangements with third parties, we are acting as an agent, and revenues for these services and applications are recognized on a net basis. We believe that the above accounting treatment complies with IAS 18 and is appropriate.

4.	Please disclose how you account for the cost of mobile handsets that you provide free of charge or at a reduced price to customers who subscribe to service contracts.

In response to the Staff’s comment, we will include the following disclosure in future filings:

“The costs of telecommunications equipment offered to our customers free of charge or at a reduced price for promotional purposes are expensed as incurred and are included in selling, general and administrative expenses in the consolidated statements of comprehensive income.”

Note 35. Accounting Estimates and Judgments, page F-43

Impairment of long-lived assets

5.	You state that no provision for impairment loss was made against the carrying value of property, plant and equipment for the year ended December 31, 2011. Please tell us how you considered the continued migration of your customers from fixed-line to wireless services in your periodic reviews of indicators for impairment in 2011.

We respectfully advise the Staff that we considered the continued migration of our customers from fixed-line to wireless services in our periodic reviews of indicators for impairment in 2011, which resulted in a decrease in revenue stream from fixed-line voice service, although the total number of fixed line subscribers, including residential, government and enterprises and public telephones subscribers and excluding

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Personal Handyphone System subscribers, remained stable in 2011. Accordingly, we performed an impairment test of the cash generating unit, which is the Group’s telecommunications business. Based on the result of the impairment test, we concluded that the recoverable amount of the cash generating unit exceeded its carrying amount. As such, no impairment loss was made against the carrying value of the property, plant and equipment for the year ended December 31, 2011.

In view of the migration trend over the past few years, we will continue to monitor the latest changes in the market environment and assess the need for impairment of our cash generating unit in future filings.

*  *  *  *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Yu Yao, Senior Project Manager, by telephone at (+86-10) 5850-1515, by fax at (+86-10) 5850-1504 or by email at yaoyu@chinatelecom.com.cn.

Very truly yours,

/s/ Wang Xiaochu
Wang Xiaochu
Chairman and Chief Executive Officer

cc:	Terry French

Christy Adams

(Securities and Exchange Commission)

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Yi Chen

Yu Yao

(China Telecom Corporation Limited)

Chun Wei

(Sullivan & Cromwell LLP)

Terry Chu

(KPMG)